Exhibit 99.1

Mobileye selects Valens Semiconductor’s VA7000 MIPI A-PHY chipsets for automated and autonomous driving projects

Optimized optical path collaboration to be used on select production programs based on the Mobileye EyeQ™6 High system-on-chip

Hod Hasharon, Israel, April 2, 2025 – Valens Semiconductor (NYSE:VLN) (“Valens”), a leader in high-performance connectivity, announced today that Valens’ VA7000 MIPI A-PHY-compliant chipsets will form the in-car, sensor to compute connectivity infrastructure for Mobileye EyeQ™6 High automated and autonomous production programs underway with a group of global automotive brands. This marks a significant milestone for MIPI A-PHY, as the automotive industry continues to coalesce around this global standard for high-speed connectivity.

“We are pleased to utilize Valens’ MIPI A-PHY-compliant VA7000 chipsets as a key component of the optical path that supports automated and autonomous driving platforms for this initial customer program,” said Elchanan Rushinek, executive vice president of engineering at Mobileye. “MIPI A-PHY delivers efficient and robust high-performance standardized connectivity and we look forward to working with Valens to broaden the MIPI A-PHY ecosystem and deliver this technology to more market-leading automakers.”

Mobileye selected the VA7000 for this application following extensive testing of the chipset, where the Valens chip was found superior across a variety of parameters, with significant performance benefits.

“Our collaboration with Mobileye, a market leader in ADAS and autonomous systems, is validation of the promise made by MIPI A-PHY,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “SoCs can only ever be as good as the sensor data inputs they operate on, and Mobileye’s selection of our VA7000 chipset proves that our solution is well positioned to deliver that data at high accuracy. With a transformative company such as Mobileye validating the performance of the Valens VA7000 A-PHY chip, this collaboration marks a significant milestone for the entire automotive industry.”

MIPI A-PHY is the first automotive industry standard developed for high-speed sensor and display connectivity. It is uniquely designed to meet next-generation ADAS requirements, enabling high-bandwidth, low-latency connectivity and uncompromised passenger safety throughout the entire life cycle of the vehicle. Since its release, the MIPI A-PHY ecosystem continues to grow and diversify, attracting new companies that are designing products based on this connectivity standard. Valens Semiconductor, a key contributor to the standard, was the first on the market to offer A-PHY-compliant products with its VA7000 chipsets.

About Mobileye Global Inc

Mobileye (Nasdaq: MBLY) leads the mobility revolution with our autonomous driving and driver-assistance technologies, harnessing world-renowned expertise in artificial intelligence, computer vision, mapping and integrated software and hardware. Since our founding in 1999, Mobileye has enabled the wide adoption of advanced driver-assistance systems that bolster driving safety, while pioneering such groundbreaking technologies as REM™ crowdsourced mapping, True Redundancy™ sensing, and Responsibility Sensitive Safety™ (RSS). These technologies drive the ADAS and AV fields towards the future of mobility – enabling self-driving vehicles and mobility solutions at scale, and powering industry-leading advanced driver-assistance systems. Through 2024, more than 200 million vehicles worldwide have been built with Mobileye’s EyeQ technology inside. Since 2022, Mobileye has been listed independently from Intel (Nasdaq: INTC), which retains majority ownership. For more information, visit https://www.mobileye.com.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the performance and usage of our chipsets. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 26, 2025 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Mobileye Contact

media@mobileye.com

Valens Media Contacts

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
Yoni.dayan@valens.com

Valens Investor Contacts:

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

Michal.Benari@valens.com

SOURCE Valens Semiconductor

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